UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

On November 24, 2017 for November 23, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following information is disclosed:

A.
DEALINGS IN SECURITIES BY DIRECTORS: SHARE VESTINGS AND ON MARKET SALES

In terms of provisions of the Harmony Share Plan, performance shares and restricted shares vest after 3 years.

1. Name of director:	F Abbott (Financial Director)
Nature of transaction:	Off market vesting of restricted shares (ordinary shares)
Date:	17 November 2017
Class of securities:	Ordinary shares
Number of restricted shares vested and further restricted (2011 grant):	8 000

Number of matched restricted shares vested (2014 grant):	8 000
Vesting and market price per share:	R24.92

Total value of shares vested:	R398 720(pre-tax)
Nature and extent of directors interest:	Direct beneficial

2. Name of director:	HE Mashego (Executive Director)
Nature of transaction:	Off market vesting and on market sale of performance shares and restricted shares(ordinary shares)
Date:	17 November 2017
Class of securities:	Ordinary shares
Number of performance shares vested and sold on market:	101 807
Vesting and market price per share:	R24.72

Total value of shares vested and proceeds for on market sale:	R2 516 669(pre-tax)
Number of restricted shares vested and further restricted (2011 grant):	8 000

Number of matched restricted shares vested (2014 grant):	8 000
Vesting and market price per share:	R24.72

Total value of shares vested and sold on market:	R395 520(pre-tax)
Nature and extent of directors interest:	Direct beneficial
3. Name of company secretary:	R Bisschoff (Company Secretary)
Nature of transaction:	Off market vesting and on market sale of performance shares (ordinary shares)
Date:	17 November 2017
Class of securities:	Ordinary shares
Number of performance shares vested:	32 292
Number of performance shares vested and sold on market to cover tax:	15 015

Vesting and market price per share:	R24.72

Proceeds for on market sale to cover tax:	R371 170 (pre-tax)

Number of shares retained in own name:	17 277

Nature and extent of directors interest:	Direct beneficial

Prior clearance was obtained in respect of the above dealings by the directors.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0) 071 607 1498 (mobile)

Johannesburg, South Africa
23 November 2017

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 23, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director